July 7, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Catherine De Lorenzo Pamela Long Eric McPhee Wilson Lee

Re:	StoneBridge Acquisition II Corporation Registration Statement on Form S-1 Filed May 5, 2025 File No. 333-286983

Ladies and Gentlemen:

This letter is submitted on behalf of our client, StoneBridge Acquisition II Corporation (the “Company”), in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Company’s Registration Statement on Form S-1 filed with the Commission on May 5, 2025 (the “Registration Statement”), as set forth in the Staff’s letter dated May 29, 2025 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, each followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently filing Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”), which reflects revisions in response to the Comment Letter and certain other updates.

Kesse PLLC ● www.kessepllc.com ● T 346.348.0239
845 Texas Avenue, Suite 200, Houston, Texas 77002

Securities and Exchange Commission July 7, 2025 Page 2

Form S-1 filed May 5, 2025

Cover Page

1.	We note your disclosure regarding a possible share dividend to maintain the sponsor’s ownership of founder shares at 25% of issued and outstanding shares upon completion of the offering in the event that you increase the size of the offering. Please also disclose whether the share dividend or similar mechanism may result in material dilution of purchasers’ equity interests.

Response: In response to the Staff’s comment, the Company has revised the cover page, and pages 19, 22 and 104, of Amendment No. 1 to disclose that any such share dividend, share repurchase or redemption or other similar mechanism may result in material dilution of purchasers’ equity interests.

2.	We note the disclosure made in response to prior comment 5, including that you may seek shareholder approval to amend your charter to extend the deadline to complete a business combination if you anticipate that you may be unable to do so within the “applicable deadline.” Since the sponsor may initiate two three-month extensions for a total of 24 months, please clarify whether extensions by charter amendment could be used to extend the deadline to more than 24 months, and if so, whether there is any limitation on the duration of such extensions. Please also clarify whether any $500,000 loans the sponsor may make to the trust for a sponsor-initiated extension will be repaid only after redemptions in connection with the completion of an initial business combination.

Response: In response to the Staff’s comment, the Company has revised the cover page, and pages 13, 25, 46, 48, 92, 94, 105, 116 and 158, of Amendment No. 1 to clarify that (i) extensions by charter amendment by shareholders could be used to extend the deadline beyond 24 months and that there are no limitations on the duration of such extensions, and (ii) that any $500,000 loans the Company’s sponsor makes to the trust for a sponsor-initiated extension will be paid only after redemptions in connection with the completion of an initial business combination.

We may not be able to complete an initial business combination . . . may be subject to regulatory review . . ., page 65

3.	We note your response to prior comment 14. Please revise your disclosure consistent with your response to confirm whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: In response to the Staff’s comment, the Company has revised page 68 of Amendment No. 1 to clarify that the Company’s sponsor is not a non-U.S. person, is not controlled by a non-U.S. person, and does not have any members who are or have substantial ties with a non-U.S. person.

www.kessepllc.com

Securities and Exchange Commission July 7, 2025 Page 3

Dilution, page 93

4.	We have reviewed your response to comment 17, that you have revised the narrative disclosure of the “Dilution” section to include other sources of future dilution, but it does not appear that any revisions relating to sources of future dilution were made. Please expand your narrative disclosure to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares anti-dilution rights, shares or other securities that may be issued in connection with the closing of your initial business combination (including specifically discussing that you intend to target a business that has an enterprise value of up to $50 million) or with future financing transactions, such as a PIPE transaction, and sponsor loans that may be convertible into equity. Reference is made to Item 1602(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the “Dilution” section of Amendment No. 1 to expand the Company’s narrative disclosure to describe each material potential source of future dilution, including (i) the anti-dilution rights associated with the founder shares, (ii) shares or other securities that may be issued in connection with the closing of the Company’s initial business combination (including specifically discussing that the Company intends to target a business that has an enterprise value of between $50.0 million and $200.0 million, although the Company may consider a target entity with a smaller or larger enterprise value), and (iii) sponsor loans that may be converted into equity.

Principal Shareholders

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 152

5.	We note your supplemental response to prior comment 22 in which you state that there are currently no circumstances or arrangements under which the sponsor could indirectly transfer ownership interest of your securities through a transfer of sponsor membership interests. Please revise your disclosure to clarify whether there are any circumstances or arrangements that would prevent an indirect transfer of SPAC securities through a transfer of sponsor membership interests. If there is no prohibition or limitation on transfers of sponsor membership interests, then it follows that these interests and the underlying indirect interest in founder shares or other securities of the SPAC could be transferred in the future at the discretion of the member. If so, please disclose this and also clarify and include risk factor disclosure that control of the sponsor could change or that the sponsor could withdraw or be removed as sponsor prior to the completion of a business combination transaction.

Response: In response to the Staff’s comment, the Company has revised pages 10 and 156 of Amendment No. 1 to describe circumstances or arrangements under which the Company’s sponsor could indirectly transfer ownership interest of the Company’s securities through a transfer of sponsor membership interests. In addition, the Company has revised page 50 of Amendment No. 1 to include risk factor disclosure that control of the Company’s sponsor could change prior to the completion of a business combination transaction.

www.kessepllc.com

Securities and Exchange Commission July 7, 2025 Page 4

Underwriting, page 187

6.	Please revise your underwriter’s compensation section to include the representative shares in the table. Please refer to Item 508(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 189 of Amendment No 1 to include the representative shares in the table.

Notes to Financial Statements, page F-7

7.	Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and advise or revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the notes to the Financial Statements included in Amendment No. 1 to discuss how it complied with the referenced reportable segment disclosure requirements. Please see Note 8 to the Financial Statements included in Amendment No. 1.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (346) 348-0239 or at (425) 802-9052. You also may contact the undersigned by email at kelvinkesse@kessepllc.com.

Yours truly,

/s/ Kelvin Kesse
Kelvin Kesse

cc:	Bhargav Marepally, Chief Executive Officer of StoneBridge Acquisition II Corporation
StoneBridge Acquisition II Corporation

www.kessepllc.com